  As filed with the Securities and Exchange Commission on September 18, 1997
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                        -------------------------------

                               SCHEDULE 13E-4/A
                               (Amendment No. 2)

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                        -------------------------------


                           TELE-COMMUNICATIONS, INC.
                               (NAME OF ISSUER)

                           TELE-COMMUNICATIONS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

    TELE-COMMUNICATIONS, INC. SERIES A LIBERTY MEDIA GROUP COMMON STOCK AND
      TELE-COMMUNICATIONS, INC. SERIES B LIBERTY MEDIA GROUP COMMON STOCK

                        (Title of Class of Securities)

                             87924V507 (SERIES A)
                             87924V606 (SERIES B)

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                        -------------------------------


                            STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                               TERRACE TOWER II
                               5619 DTC PARKWAY
                        ENGLEWOOD, COLORADO 80111-3000
                                (303) 267-5500

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE
                     NOTICES AND COMMUNICATIONS ON BEHALF
                      OF THE PERSON(S) FILING STATEMENT)

                        -------------------------------


                                   COPY TO:
                         ELIZABETH M. MARKOWSKI, ESQ.
                             BAKER & BOTTS, L.L.P.
                             599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10022-6030
                                (212) 705-5000


                        -------------------------------

                           CALCULATION OF FILING FEE


=============================================================================================
            TRANSACTION VALUATION/1/                         AMOUNT OF FILING FEE/2/
----------------------------------------------------------------------------------------------

               $450,000,000.00                                      $90,000.00
==============================================================================================

/1/For purposes of calculating the amount of the filing fee only. Based upon $30 cash per share for 15,000,000 shares.

/2/$54,000 of this amount was paid with the filing of the Schedule 13E-4 on August 19, 1997.


[_]                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration number, or the form or schedule and the date of its filing.
                     Amount Previously Paid:            N/A                               Filing Party:                        N/A
                     Form of Registration No.:          N/A                               Date Filed:                          N/A

===================================================================================================================================


                                 INTRODUCTION

          This Amendment No. 2 ("Amendment No. 2") further amends the Issuer Tender Offer Statement on Schedule 13E-4 (together with all amendments thereto, the "Schedule 13E-4") filed by Tele-Communications, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission on August 19, 1997, as amended by Amendment No. 1 filed on September 5, 1997, in connection with the offer by the Company to purchase shares of its Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Media Group Common Stock"), and its Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Media Group Common Stock" and, together with the Series A Liberty Media Group Common Stock, the "Liberty Media Group Common Stock"), upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated August 19, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) respectively, to the Schedule 13E-4. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase and the Schedule 13E-4.

ITEM 1.  SECURITY AND ISSUER

     (b) To the extent inconsistent herewith, the information contained in the press release, dated September 17, 1997, which press release is attached as Exhibit (a)(8) hereto and incorporated by reference herein, supplements the information previously disclosed in Item 1(b).

ITEM 8.  ADDITIONAL INFORMATION.

     (e) To the extent inconsistent herewith, the information contained in the press release, dated September 17, 1997, which press release is attached as Exhibit (a)(8) hereto and incorporated by reference herein, supplements the information previously disclosed in Item 8(e).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(8) Press Release, dated September 17, 1997.

                                 SIGNATURE

     After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13E-4/A (Amendment No. 2) is true, complete and correct.


Dated: September 18, 1997     TELE-COMMUNICATIONS, INC.


                              By: /s/ Stephen M. Brett
                                  ---------------------
                                  Name:   Stephen M. Brett
                                  Title:  Executive Vice President and Secretary

                                 EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

(a)(8)         Press Release, dated September 17, 1997.